Rezolve AI Limited

3rd Floor, 80 New Bond Street
London, W1S 1SB
United Kingdom

October 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jeff Kauten

Matthew Derby

Re: Rezolve AI Limited

Registration Statement on Form F-1

Filed September 9, 2024

File No. 333-282004

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated September 20, 2024 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant”) Registration Statement on Form F-1, filed with the Commission on September 9, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form F-1

Selling Holders, page 88

1.
Staff’s comment: Please revise your disclosure to indicate whether the selling stockholders are broker-dealers or affiliates of broker-dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had

U.S. Securities and Exchange Commission

October 28, 2024

any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103-116 of the Amendment.

2.
Staff’s comment: Please provide disclosure of any material relationship each selling security holder has had with the company and its affiliates during the prior three years. Refer to Item 507 of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103-116 of the Amendment.

Plan of Distribution, page 117

3.
Staff’s comment: We note your disclosure on page 117 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that the Registrant understands such a change would require a post-effective amendment.

* * *

U.S. Securities and Exchange Commission

October 28, 2024

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Daniel Wagner

Daniel Wagner

Chief Executive Officer

cc: Penny Minna, Esq.

DLA Piper LLP (US)